Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: August 26th, 2025

On August 26th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on X (Twitter), Substack, Spotify & YouTube. The transcript for the podcast and YouTube video is below.

Substack:

X/Twitter:

Spotify:

https://open.spotify.com/episode/4YUGmCoXF7Ru1Ei028Los6?si=WE4ARDuAQamPaE5sTgT0Ew&nd=1&dlsi=98f973015f1f4955 – please reference transcript below.

YouTube:

https://www.youtube.com/watch?v=nU3vVPLYLdo - please reference transcript below.

TRANSCRIPT: Max Vol Podcast Episode #1 8/26

Platform: YouTube, Spotify

Featuring: Anthony Pompliano & Jeff Park

Anthony Pompliano: Talk about like what is Bitcoin rate of return to you and like why is it that you're like okay that's the thing that I think is the single most you know northstar metric to to focus on.

Jeff Park: I think it's so important that we start to normalize the possibility of measuring things in Bitcoin as a way to think about a benchmark for our performance. Even the dollar is not avoiding or inescapable from the general kind of fiscal dominance that is happening globally. And it's time for all investors and operators and people in the space here to think about returns denominated in something that's a little bit more pure that actually stands for a store of value.

Anthony: What's going on guys? Today we have a very special episode. This has long been something that everyone wanted. I have, Jeff Park, the brand new partner and chief investment officer of Procap BTC. Procap BTC is the Bitcoin treasury company that will become ProCap Financial once the proposed business combination with Columbus Circle Capital SPAC is completed. Now, Jeff has joined me as we go to build this business and he is here to talk about his worldview around Bitcoin and volatility. We spent a lot of time on volatility because it's incredibly important not only for Bitcoin but for investors around the world. We also talk about the institutional adoption of Bitcoin. What's going on with things that are affecting Bitcoin and how should investors be thinking about Bitcoin in their portfolios and how Bitcoin treasury companies are going to use Bitcoin in order to generate more of it for their balance sheets. This conversation covers a lot of territory and so just one conversation would be unfair to all of you for Jeff and I to only talk once very infrequently. So, we are going to do this on a weekly basis and try to get you as much information as we possibly can every week based on the current events that are happening in Bitcoin and traditional finance. So, here's my latest conversation with Jeff Park.

Anthony: All right, Jeff. Uh, first conversation in person for uh talking about volatility and the importance of volatility. It feels like Bitcoin is um really benefited from max volatility that has brought to the market. Uh but also now there's certain things about the volatility of Bitcoin that are enticing the institutional investors. because volatility has been coming down. Talk a little bit of how you think about volatility given kind of your experience with uh a bunch of derivatives and also uh you know generating alpha in this industry.

Jeff: Yeah, absolutely. Most of us I think in the financial services industry are taught to be afraid of volatility or to think of it as something to be less desirable. But the reality is volatility if harvested correctly can actually be a very useful tooling for not just risk management but also for yield generation. And at the core, Bitcoin's volatility is very much a feature. And it is really designed within its monetary construct as to the fact that there are really two trade-offs you can make in the design of money which is that if you want price stability uh you have to have quantity stability as the thing that you might have to trade away which is the basic foundation of our monetary policy with fiat. But the flip side of this is actually if you fix the quantity well then by definition the price has to be the outlet in which there is going to be volatility and that is in fact a healthy thing. that is the natural design of what money can be. And so I think Bitcoin it's garnered a lot of attention mostly because of the volatility in a way that in itself is a bit of an attention economy in itself. Uh and the reality is a lot of young people do gravitate towards volatility as a source of alpha as a source of generating wealth that is not exclusive to just Bitcoin in my opinion. It's actually fairly present in the retail investing world broadly uh within the way that people want to express views on small market cap uh exposures or event-driven risks that are um coming into play by activism and whatnot. So I think the unique opportunity here is as institutionalization has taken Bitcoin to higher thresholds of ownership what is the level of volatility that we can expect going forward and there I would say volatility is a nuanced definition and metric in itself. Most people think of volatility as um the standard deviation in percentage terms of an asset's price and that can be measured monthly, quarterly, yearly, etc. But it's a close to close observation. What it means is that it doesn't actually accurately capture intraday dispersion. So if a stock went up a bunch and then came down at 4 p.m. the same day, it would look like it's a zero asset. But we all know that was not a zero vault day. and intraday volatility in crypto is just as important as close to close volatility. So that's the first point I would mention about what's really unique about Bitcoin. And then the second thing is there's second and third uh third orders of magnitudes with volatility measurement too. So for example, volatility exists in a range of distribution, but just because it steadily exists in that range of distribution in a normal and predictable way uh doesn't mean it's not a volatile asset either. Meaning the jump risks on the left and right tails also quite matter. So if something is steady for let's say a month where the volatility is 30 and then one day it has a 200 V Some might still say that average blended volatility is not very high. But you and I as humans know that was a volatile stock or a volatile asset or a volatile day. And the beautiful thing about Bitcoin is it actually exhibits a lot of fat kurtosis. There are days when Bitcoin gaps. This is when people get really excited and the volatility and spot relationship often changes during these moments of asymmetric performance. Today is actually a great example. Today's a great example that when Powell came out with his announcements on how he's redesigning and rethinking about the monetary framework for monetary policies, Bitcoin gapped uh it was a big move.

Anthony: Uh 112,000 to like 116 or so.

Jeff: Yes. In a matter of basically minutes. And uh that is maybe not noticeable as a close to close rolling day observation of volatility on a daily but on the intraday if you are present for that price action that was pretty important.

Anthony: Now when you think about Bitcoin uh close to close there is no close which I've always found very interesting to right. So um you know uh if you go and you say hey what was Bitcoin's price at on a certain day uh usually in the stock market people will look at what it closed at for the day and they can kind of market. Uh there are some ways that people have tried to standardize this, you know, looking at certain time periods, whatever. Um but the fact that Bitcoin never does shut off in terms of that price movement. Um does do you think that makes it more volatile, less volatile, or does it have no impact uh in terms of in the stock market, you kind of pent up all this demand into the hours of operations, you know, Monday through Friday, uh and uh when the stock market's open? With Bitcoin, it's really dispersed over, you know, 24/7, 365.

Jeff: That's right. That's right. And I think you're hitting on something really interesting here that all the quants uh the the reentech the two sigma guys model every day and think about which is that volatility by looking at price alone is actually not good enough of a signal. What you actually need is volume because it's the combination of price and volume that can actually dictate whether there are trends or reversals. And when you look at kind of traditional market structure, you have huge trading volume at 9:30 to 10:30 and then you have huge trading volume between 3 and 4 p.m. That's generally when the activities take place. So it it does make sense people look at close to close for monitoring and modeling what they think are important attributes of volatility for stocks in this fashion because that's actually where the volume is. Crypto is a little different or at least it had been very different until institutional adoptions of the ETFs which is that volume can be dispersed. It can happen during US hours. It often also happens during Asian hours in meaningful ways. And that means 400 p.m. EST to 4 p.m. EST might not actually be when the volume happened for the observations you want to monitor. So a lot of times what you do see is quant strategies trying to model volatility different time horizons where they believe the alpha actually sits where the val volume is most uh proprietarily acute and that's why I think even when you look at realized val measures from Bloomberg versus Deribit versus Coinbase they all spew different numbers actually you're precisely right that there's no standard metric here but I think that's also why there's a lot of alpha and um the other point I would mention is more important than close to close volatility in my opinion is even if you want to use like a 24-hour window. The better version is actually knowing the spread between the highs and the lows of that day. We call this Parkinson volatility, but essentially that gives you the full range of actually the days motion of the asset rather than just one point in time in that 24-hour observation window. This is not normalized in equities or fixed income markets, but I do think crypto is actually just such a unique asset that we are pushing the frontier of how to be more scientific of a volatility measurement.

Anthony: What what I think is starting to happen in terms let's just use maybe time arbitrage in the equity markets. Um there was for a while a very simple trade. You bought the close and you sold the open and all of the overnight trading was pushing prices. And so if you were just long overnight, you made money. And uh as more and more platforms started to introduce overnight trading uh you just saw that become even more of an attractive trade. Of course the second that it ends up in the mainstream media most of the return has been kind of arbed away by the people who who've been doing this for a while with Bitcoin. Um I am drawn to I forget um I I want to say it was Rick Reer did a podcast and maybe it was like David Rubenstein but I remember um if it was him I remember him saying that they used to look at some of the foreign currency markets and they would basically pay attention uh either nights or weekends or whatever he's talking about when there was very low volume because there was basically asymmetric pricing that would come when people weren't paying attention, right? There was just these moments where uh it was kind of like picking up pennies. um and everyone was asleep or on the weekends with their families or or whatever in Bitcoin because it trades 24/7. Do those types of opportunities exist where you think like, yeah, maybe there's a lot of trading at the open of the equity market or the close of the equity market. Um but maybe at 2:00 in the morning, East Coast time, you know, that's an area where there's just low volumes and so people are able to, you know, really drive kind of outperformance because they have some strategy that is able to kind of uh benefit from low volume periods.

Jeff Park: Absolutely. Absolutely. So an example I would share with you even when I was at Morgan Stanley we would have structured products issuances that were very much dominant with Asian clients. So a very popular trade back then and still today is you can make a pretty decent premium and spread by selling V in Asia and buying uh sorry selling V in the US and buying V in Asia. uh because there was always a structural bid for protection with the US stock market and um Asians generally enjoyed selling ball in their own markets. So whatever indices were popular, the Nikkei and and everything else, you could actually see that most people were selling ball in the derivatives market. And so paying attention to those flows, which tends to actually be structural because of the wealth management business, gave you a tremendous insight into where the VA relationship would morph over time. You could actually do the exact same thing in crypto. It's just different. There isn't, of course, structure of products yet. But actually, it highlights the real important role of derivatives because what you actually can do in crypto that you can't do in traditional equities market is have full transparency to where positioning is sized in the derivatives world. Which is why a lot of times you see on crypto Twitter so much focus on different liquidation levels and different open interests. And these are pers and options where because these can be liquidity black holes, people are very mindful of when those targets are near. And sometimes it does become a little bit of a self-fulfilling prophecy if you will in terms of how the gravity of the attention to those metrics will pull people into certain trades. But it just so to highlight that derivatives are really important because they're actually just capital efficient ways to express more um price exposure uh in in a way that um is actually why Bitcoin investors exist. And it's actually also why Bitcoin treasury companies have caught such an interest for investors because if you really squint hard enough, what Bitcoin treasury companies are doing is essentially harvesting a more capital efficient way to find exposure to Bitcoin.

Anthony: When I think about volatility and I I talk to friends about it, they always think of volatility goes up, right? Now, volatility goes up and goes down. Yum both in terms of direction, but also what I would say severity. And so, um Bitcoin's volatility from a severity standpoint has been compressing over time. It is becoming a less volatile asset. Um most people, I think, who bought it, you know, years ago, uh they're disappointed by that. They want, you know, it to be max volatile. uh they would like it to go up hundreds of percent every single year. Um and they quote quote are making money, you know, gaining economic value. What I find fascinating is that as the volatility has come down, Bitcoin now is in like the golden zone for these large institutions. Like it used to be too volatile. Now it almost feels like it well it's more volatile than my stocks. It's more volatile than my bonds. It's more volatile than you know my alternative assets. But it's not so volatile that I got to go back to my investment committee every week and be like, "Hey, you know, up 50, down 40, you know, kind of playing this ping-pong game." So, how do you think about that given your experience in terms of, you know, the volatility coming down may actually have opened up all these new capital pools to want to allocate to Bitcoin?

Jeff Park: Yeah. Yeah. Yeah. Bitcoin volatility uh I think at levels this year has been pretty commensurate to the tech stocks and Nvidia maybe actually below Nvidia in moments. Um today I believe implied volatility is around the low30s which is actually very affordable and realized volatility has even been lower. It's actually been the high 20s. So those are actually levels that you can sometimes catch with the NASDAQ index itself. Um, so in a way it does make it feel safer. Uh, it does make it feel like there's a way to understand that risk if you're a practitioner of the traditional asset world. Um, but what they don't know is that Bitcoin has a very interesting ball spot correlation relationship that's different from equities as well. So generally with equities, you see a volatility curve that looks more like a skew where people are willing to pay for protection more than pay for speculation. Meaning puts are more expensive than calls. This is a pretty standard normal trend unless it's biotech companies in which case people are speculating on phase trials and they may want to actually have more open interest to the upside. But all things considered, puts are more expensive than calls. Bitcoin is not that even today even though V is low and realized been low even today open interest for calls are much higher than puts. Um so actually understanding some of that path dependency is really really important because what ends up happening is when there is an accelerating and asymmetric price performance on Bitcoin to the upside. What you will see is the implied vault will also go up and that relationship is the most perhaps sacred relationship of Bitcoin as I think of as a financial engineer uh and the value to appreciate today. Even as Bitcoin went up to 116K, Va actually did drop. So, implied Vault went from 37 to about 32. Uh, and that shows you that maybe there isn't as much belief in the momentum behind the move that we saw today. But over time what you see is if there's higher conviction, higher volumes and the market depth of the order book starts shrinking where there's actually less liquidity to the upside you will see that V picks up with the price uh and that positive correlation very hard to see in stock frequent in Bitcoin.

Anthony: And why do you think it's frequent in Bitcoin and not in stocks?

Jeff: Because stocks are at some level I would say um without being too overt manipulated in the way that there's always structural bids and sellers for different reasons. And so if a stock goes up really high, what you might see is a company will come out and actually just issue more shares, right? if it's if they believe it's overpriced and they think that's an opportunity to take lower um return of uh capital to actually invest in something else and so they can affect it they can affect the issuance of course you can't do that in Bitcoin right the whole point of Bitcoin is that it's fixed supply and that actually the supply cannot be manipulated so sometimes you see that positive correlation with spot invol in commodities market you'll you'll often see it in oil for example when there's a big news event that is driving price of oil the VA will actually kind go with it because there isn't an immediate release valve that will bring the supply back down. Of course, over time, OPEC does release more or whatever. So, it does materialize uh normalize, but Bitcoin it it's truly independent. It's truly autonomous and that's I think why we can expect that trend will stick that even though institutions think that Bitcoin ball is coming in and it's actually just becoming just like equities and just like whatever it's not because the fundamental thing about Bitcoin is that it's fixed and nobody can control the supply and the third thing that just as important is that the buyer base is global and so the depth of liquidity is much deeper than just US stocks alone.

Anthony: It's funny that um was it 80,000 Bitcoin I think were sold by Galaxy uh recently. Um, I think uh David Bailey was talking about they were buying like a million dollars of Bitcoin a minute or whatever. And uh there's like no impact on price for any of these things. And again, a million dollars a minute isn't really uh something that I think people are like shocked that the Bitcoin market can handle. 80,000 Bitcoin, it's pretty big deal to have minimal impact in the market. And so um have we seen anything like this before in terms of depth of market, you know, in um 247? Like I don't think that there is anything really that we can kind of point to. And so maybe you can guesstimate like what's the impact, you know, on the world of having a macro decentralized asset that trades 24/7 that's hyperliquid um that seems to hold some degree of volatility even though it's now measured in trillions of dollars. Like this seems like an investor's dream. And not necessarily you have to be a long-term holder, but if you want to capture volatility, if you want to, you know, expose yourself to volatility, this thing seems like the the apex predator of all assets to go and express and kind of play with, right?

Jeff: Absolutely. It's not just an investor's dream. In my opinion, it's a retail investor's dream because the kinds of information that is available in a democratized way for everyday user like yourself and I is actually the edge. When you think about the commodities market, it's fragmented. the volume is often hidden between market makers and the producers play a really big role of course um and so you can't often get like a very clean picture of that supply chain which is why there is so much outperformance and alpha to be had if you're an excellent commodities trader but in Bitcoin and crypto at large all of this is fairly public so my very good friend at FalconX David Lewan he publishes um the depths of market with kind of 5% moves and 10% moves and where the bid offers sit and he aggregates all these information just using what is publicly available. And that in itself is actually a really powerful signal to anticipate breakouts because if you see liquidity decreasing on these ask side and you're actually seeing the buildup on the bit side, you can start to get a sense for oh yeah, there's actually momentum here. There might be a little bit of a supply shock.

Anthony: In just in layman's terms, as you're thinking about the bid ask, what you're basically saying is like there's a lot of people who are lining up to buy something and there's not so much supply that be there to sell to them and therefore price is that kind of clearing house. And so, uh, in order to get more people to want to sell, the price has to go up in order to kind of elicit the supply that will then satisfy the demand.

Jeff: That's right. That's right

Anthony: And how do institutions play into this? Like are are they any different? you know, if they're standing, you kind of use the analogy, they're standing in line looking to buy. Do they get like a special lane, right? Are they, you know, are they kind of the institutional buyer is here? Um, or retail and institutions, maybe they're playing with different dollar figures, but they're all kind of just on the bid side and, uh, everyone's kind of treated equally.

Jeff: Yeah. So, today institutions by and large have mostly accessed crypto products through regulated securities and commodities futures. So the ETFs play a big role of course and then the CME futures contracts play a big role of which most of the derivative trading volume I would argue still happens offshore and so when you look at the CME for example yes there's open interest in the futures and that often is used as a way to trade basis with spot but the options market on those Bitcoin futures is actually pretty abysmal there's actually no liquidity out beyond one month almost zero um it doesn't mean you can't trade there but it shows you institutions are not there yet Um, and I think because of that, there are some unique opportunities where often times I've found that the uh volatility surface for the Bitcoin ETFs are actually uh a little more rich. It's a little higher than Deribit. Uh, and that's actually counter uh intuitive for some a few reasons. One of them is um if you believe that the implied volatility is a reflection of the delta hedging replication portfolio based on black shores that means that you're assuming continuous hedging and IBIT continuous hedging means 9:30 to 4 p.m. You actually can't trade it from 400 p.m. to 9:30 the next overnight. But you can with Bitcoin, you can with Deribit. So actually if you really thought agnostically what gives me more optionality for monetization of that gamma Bitcoin spot does not the Bitcoin ETF and so in that sense the Deribit options should actually in my opinion have a higher premium than the IBIT options but it doesn't and the reason is because institutions only can access IBIT and if they want to take leverage which sometimes this is the way they'll express it is they can only trade IBIT options. Uh so the real alpha is if you're able to trade both market both on the cryptonative side as well as a trading side and actually build some of the conduits around that infrastructure for capital efficiency there's actually a ton of opportunities.

Anthony: Is there uh risks or opportunity associated with the fact that you have an underlying that trades 24/7 and then you have an ETF that stops trading at 4:00 and uh obviously there could potentially be dislocation between um Bitcoin goes up or down when the ETF is not accessible to these investors like how do you think through both risk and opportunity in any sort of dislocation there?

Jeff: Yeah, there's no risk in the sense of there being like a structural um constraint that would cause operational issues on the ETF side. It will, you know, the ETF ultimately is a trust product that owns the underlying assets and reflects in that every day. Um, I would also share today actually Bitwise had its first inind processing through the Bitcoin ETFs. And so we're actually experiencing what we've always wanted as industry for a long time, which is the ability to actually build that bridge a little bit more seamlessly by permitting inind token contributions rather than just cash from the AP. So all of these are steps moving in the right direction to minimize potential choke points or operational breakouts. And I think that's ultimately going to create more seamless markets.

Anthony: And when we look at this institutional adoption, I think what I've been most interested in is so you have ETFs obvious that they want just exposure. Um you have these Bitcoin treasury companies now all equity investors. Uh strategy I think has really been a pioneer in trying to figure out what are these like Bitcoin backed credit products and so now you get kind of fixed income or credit investors. Um we have seen people like Newark talk about doing Bitcoin and real estate. It just feels like they basically are saying like what are the things we do in the traditional world? How do we put Bitcoin into this? And sometimes it is a Bitcoin product that just has the wrapper like an ETF. Um but other times like the Newark product it is no no it's a real estate fund that has now sprinkled Bitcoin into it. And so uh is that should that be the expectation that we should see Bitcoin kind of injected into every corner of the traditional financial world? No different than dollars have been injected into every corner.

Jeff: Bitcoin is truly unique in many ways that every uh kinds of investors will come to realize its unique properties mostly because um there are certain trade-offs made within financial securities for which it's impossible to have all of these features that Bitcoin only has all. So when I think about it, um, credit investors for example, right, they uh, invest in fixed income assets that are very liquid by dollar amount of, uh, investable, but maybe not liquid from like a trading perspective, right? You actually the price discovery is a little challenging, but the market's large. Uh, and so because of that dynamic, you can move big dollars, but the volatility tends to be fairly benign. And when it is benign, it's generally because something's bad, right? Like a credit event's about to happen or like a restructuring or whatnot, such that the volatility itself is like maybe like a negative thing for liquidity. Uh, Bitcoin's different because not only is it volatile, but it's got tremendous liquidity that is not associated generally with that volatility. And then you can also put large dollars at risk. So when you mention real estate investors for example, what can they not do? Well, they have no liquidity. So you might be able to put a lot of money to work and there may be some volatility in the mark to market from the P&L. You'll realize over time, but there's actually just no liquidity. Um, but Bitcoin has all of it again. So, I think every investor uh that I've spoken to from global macro, ranging from real estate to private equity to venture to equities, all of them get to see that the trade-offs they've been making versus their peers on the assets become all uh somewhat kind of general purpose for Bitcoin where you can morph Bitcoin to whatever you need it to be by anchoring the one fixture that you're trying to remove it from.

Anthony: And then how did like the treasury companies, you know, you and I are working on a treasury company. Uh I people will be very disappointed. There's not a lot that we can say yet because the regulations once the deal is closed we able to talk about it a lot more. Um but uh how do you think about the treasury companies in general in terms of um they may be one of the uh best examples of people saying okay you have a public company you're taking bitcoin you're putting it on the balance . Uh some people think of as you're taking the company and plugging it into the bitcoin network. Um and it seems like that has been a very big unlock for various capital market tools. Yeah. um just talk maybe like how you think about these businesses and uh you know maybe even you left your job to go and and work on building one of these things and so obviously you're you're pretty bullish I think in on uh what the opportunity is in the market.

Jeff: Absolutely. So one of the privilege I had at Bitwise was I got to pitch Bitcoin a lot and I got to pitch Bitcoin to lots of different kinds of investors. Thank you Jeff. Thank you. No coiners appreciate anyone who pitches Bitcoin. It's but it's been a tremendous journey because I learned a lot too from that experience where I got to appreciate everyone's concerns or where they're coming from or how they're really thinking about the opportunity set. And uh one thing that I realized is that everyone has this blind spot. This blind spot is they're worried about the risk of owning Bitcoin when they don't realize the risk of not owning it. And so this blind spot can be explained with two assets. Think about real estate. Real estate is the best performing asset class in the world, particularly in the US, but generally in the world. And if you really think about it, it has tons of write-offs. It has tons of depreciation. It has tons of reasons to make it look like the asset actually is falling apart, which it is because actually property needs lots of maintenance. So, how could it possibly be that real estate continues to go up in value when actually it's getting all these favorable tax treatments? Is the wood becoming organically polymerized into super wood by itself? Is it becoming titanium and steel over time? Organically, no, it's actually not. And I would say the same thing with gold. Gold by its definitional element is not changing. So, how is this thing constantly just going up in value? And if you really think about it, they're not going up in value. It's the dollars that are going down. Once you see that, it becomes really obvious that Bitcoin is actually a better asset imaginable to own for those same reasons of real estate and gold. And so what's the business of real estate, right? You borrow and then you buy and then maybe you build on it, right? And I use those same words to describe the opportunity in Bitcoin that a treasury company can do. You borrow smartly. You buy smartly. You can buy Bitcoin. Or maybe you buy something else. And then you build. And if you have the most pristine collateral that is going to go up in value, you can afford yourself a ton of optionality to future proof what the opportunity set might look like in the future. And that I truly believe is the remarkable opportunity of Bitcoin treasury companies that the aperture for imagination just hasn't widened enough yet but over time it will.

Anthony: When you think about that aperture widening uh how much of it is um what I'll consider like traditional market you know type things versus um one of the things that we have publicly disclosed and allowed to talk about is this idea of like a Bitcoin native financial services firm. And so I think about uh capital markets and balance sheet really is um you have a balance sheet, you're using capital market tools to be able to borrow or or raise capital to buy more Bitcoin on your balance sheet, right? The the the action is the purchasing of Bitcoin. um when you start talking about financial services built on top of a balance sheet of Bitcoin, now you're talking about essentially earning Bitcoin by offering a product or service in the market and uh whether it is something where somebody is actually paying you revenue uh or you are generating some sort of uh revenue through the product or service. um earning is done in a non-dilutive way to the shareholder versus the capital markets activity whether it's equity or debt. um it can be accreative but there is still some dilution associated with doing that and so maybe just talk through a little bit of the differences there and like when you think of expanding the aperture is it both there there's opportunity to expand capital market you know activities and also financial services or do you think of it more as like the products and services is really the un uh unexplored

Jeff: Yeah the the operation of treasury is actually is fairly simple it's to earn a net spread on the assets that you're managing versus the liabilities that you This is true in corporate America. This is what Google does. This is what Amazon does when uh with their 200 people managing their giant treasury book and multi-dimensional FX risks they're managing across their global business.

Anthony: Explain a little bit more maybe what these businesses are doing. So I actually don't think um sophisticated hedge fund managers and folks who have run these businesses understand. But for the average retail investor, I don't think they quite understand. You say 200 people at Amazon are managing their balance sheet, right? Like that people hold like what are those people doing? Right. So maybe talk through a little bit of what's happening.

Jeff: Yeah. Yeah. Absolutely. People forget, I mean, these mega trillion dollar companies have tons of cash on their balance sheet. Tons of cash. And that cash, you mean the 36% year-over-year growth, the Facebook's like net income is generating real cash. It's a real business. I mean, we just don't call them banks, but they have tons of cash. And um, every basis point counts in that business. Uh, so there's definitely verticals that are trying to optimize for financing to get the most bang out of their buck for their assets. And in that sense, you actually have bonds traders and rates traders all sitting at Google desks. Uh they exist. It looks like it's it's like a trading. It's almost like a hen. It's like a hedge fund essentially like but they're using their own permanent cap, you know, permanent capital off their own balance sheet to be able to generate a return. Right. Right. And I would say like endowments that are advanced and sophisticated do the same thing. When I was at Harvard, we had actually a team of 200 people internally managing our portfolio. These are not external allocations to thirdparty fund managers. internal employees managing the books and records of Harvard's balance sheet itself. Um which is uh which is a pretty phenomenal thing. That's what treasury operations is, right? And so in Bitcoin there's two opportunities. There is uh external arbitrage that is afforded by the fact that Bitcoin is often misunderstood or there's actually ways to provide different kinds of Bitcoin risk. And there's the internal arbitrage that's also possible with Bitcoin. So the external arbitrage is broadly the story that I think Sailor has perfected which is there's actually just a lot of mispricing and lots of structural inefficiencies as to why Bitcoin can be externally arbitraged for the benefit of its shareholders. That's super exciting and I think there's tons of more work to be done there and credit is going to play a big role in that. But the internal arbitrage is well now you got a bunch of Bitcoin, right? what are you going to do with that and can that asset in itself be productive and that I think is probably the most mission critical important mandate of actually why Bitcoin treasury should exist right the same reason that banks exist is you know they have to do something with the assets on their balance sheet and so from that perspective um the optionalities that's afforded is incredible you know I I often joke that the very very very first bitcoin treasury company ever created is actually not micro strategy the very first Bitcoin treasury company was EOS was block one and if you think about that and their exposure that had in Bullish for example that just went IPOed and the ability to now have a participation in Bullish as a financial services company as having been a Bitcoin treasury company 5 plus years ago is a remarkable thing.

Anthony: So, let's back up because a lot of people won't have been around for that. Um, you know, one of the most interesting stats is I think in 2021 at one point more than 50% of the Bitcoin market had shown up since 2022 or since 2020. And so, you know, going back to 2016 to 2018, 2019 time frame, they won't know this. Um, EOS was a uh a project or organization. Um, they sold, I believe it was $4 billion in their token sale. It was the largest token sale by far. They did over I think a 12-month period. Um, at one point, uh, they had a lot of capital, four plus billion dollars. Um, and they chose at some point along the way to basically take all of that and convert it to Bitcoin or, you know, 90 plus% whatever the number was. Um, now they just had Bitcoin sitting on their balance sheet to your point, Bitcoin Treasury. uh it wasn't public, it was private, but they began to manage that and at some point they took a portion of the Bitcoin that they had and they contributed it into what is now known as bullish um and they took an equity stake in exchange. Plenty of people have invested Bitcoin into projects or companies before and taking equity, but this was kind of a very material large intentional thing that this is part of our company strategy is to monetize this Bitcoin in a unique way. uh bullish just went public. Stock price went up quite a bit. And so your point I think is that is uh really an internal operation even though they're interfacing with an external organization. That's right. It it was almost a private equity investment, right? Different than Harvard's endowment has a private equity arm. Uh they do, you know, uh liquid trading and and kind of all these other things.

Jeff: Yeah, that's right. That's right. I think the fundamental core belief here is that if you believe your crypto asset is valuable, then that is an optionality that is not just fighting fiat debasement, but there's upside capture that is actually possible as well. I might also add Ripple into that example where the ability for Ripple to have potentially had acquired Circle, as you know, Circle of IPOed, but there was conversation, Ripple would be in the bid for it, um, is a pretty transformational thing. Imagine in an alternate parallel universe that Ripple actually did buy circle, the largest stable coin issuer here in the United States. That's what a crypto treasury company can do as long as the asset is pristine and valuable. And they did in fact nonetheless purchase Hidden Road. Hidden Road is a real business. Uh so I think that is the big picture of opportunities. Doesn't mean that's the only strategy. Um but I think it just highlights that there's a lot of optionality that can be afforded if you can leverage Bitcoin in the correct way.

Anthony: So, and again, um I don't want the lawyers to get mad at us. So, uh we have to be very careful what we talk about, but um I think that what you're saying here is uh there is internal operations where there can be an expanding for Bitcoin treasuries in general kind of expanding the aperture. There is external operations which really strategy metaplan and many of these companies have already done a great job in terms of pioneering and exploring but there may be some other things that people will do there. And then there is this kind of financial services the products and services built on top of kind of the three three things. Um one thing I want to talk about is um you and I went back and forth quite a bit on uh okay what is the what is the north star? What is the metric that we care about? And I think that um you know when we came up with this idea of Bitcoin rate of return people had started kind of talking about it but but I think you and I really were like that's the thing. Um so much so that literally the ticker of the company that we've publicly announced is BRR right Bitcoin rate of return. um talk about like what is Bitcoin rate of return to you and like why is it that you're like okay that's the thing that I think is the single most you know northstar metric to to focus on.

Jeff: Yeah. Yeah. I think it's so important that we start to normalize the possibility of measuring things in Bitcoin as a way to think about a benchmark for outperformance. It's very hard because we live in a very privileged country where dollars actually is very useful, very powerful and day-to-day it's it's the utility to which we measure by. But at the end of the day, even the dollar is not avoiding or inescapable from the general kind of fiscal dominance that is happening globally. And it's time for all investors and operators and people in the space here to think about returns denominated in something that's a little bit more pure that actually stands for a store of value. And so it's a little bit more natural when you step outside this country that you see people thinking about Bitcoin in that way. Um but to me and to all of the folks in the space, it felt important to me that we lead with that ethos of trying to right set uh the mind to to imagine that possibility. Um and and the the thing that's important here is um Bitcoin if it's meant to be productive in its own will earn Bitcoin denominated returns actually just the way all assets earn yield off of their fundamental underlying denomination. And so if we do more things in kind with Bitcoin where Bitcoin is actually the thing for which we're measuring returns by I think that is kind of the most ideal world a treasury company could be in. When you trade options on Deribit for example because Deribit's a global exchange it's priced in Bitcoin. Um the calls and puts that you buy is priced in the units of Bitcoin that you would buy or sell not dollars. And I think that shows you what the future could look like for a global citizen.

Anthony: The eye-opening stat that I saw that I think like you know again I had seen people talking about this you know I think people have seen me say many times Bitcoin's the hurdle rate if you can't beat it you got to buy the whole thing right um the S&P 500 since 2020 has basically doubled denominated in dollars if you denominate in Bitcoin it's down more than 90%. Mhm. And when I saw that, I said, "Wait a second, that is like so black and white. If you denominate this in dollars, you made a lot of money. If you denominate this in Bitcoin, you lost a lot of money." Right? Um it it wouldn't be the same if it was, oh, you 23% return versus 21. I mean, we're talking about a lot positive, a lot negative. And as I've started to talk about this publicly, I've had people I've literally had a guy uh recently who's an older gentleman who's got a pretty uh you know well-respected career in finance and he said, "Oh, stop it. This is nonsense." And my takeaway from it was he's really saying that's too hard, right? Outperforming this asset that has for a 10-year compounding growth rate of over 85%. Yeah. That's too hard. Yeah. Um Yeah. Yeah. And I think it kind of goes back to this thing that you know, Bitcoiners in particular like you should have just bought it right now. That's backwards looking and with the benefit of hindsight. What I think you're saying, I think I'm saying this kind of Bitcoin rate of return is well, if this is going to be that benchmark, it is hard. And so owning the asset is kind of step one to capturing the return that Bitcoin will deliver. But then if you denominate everything in Bitcoin, now you start to shift your mindset into how do we generate more Bitcoin which would be outperforming Bitcoin based on certain inputs to the formula.

Jeff: That's right. That's right. I think a very like intuitive example that uh just retail customers might appreciate is that Gemini's credit card in itself is actually a Bitcoin native financial institution service offering. Because when you buy with Gemini's credit card and you're rewarded in Bitcoin as a percentage of your cash outlay, your spending outlay, you're essentially measuring the points or the value transfer that you otherwise might think of in percentage terms of dollars into Bitcoin. So when people buy Chase Sapphire cards to spend on dining and travel because it pays more than actually just buying regular goods and it's 3% versus 1%. They play this game, right? Why do they play this game? Because they're trying to outperform something. They're trying to outperform their spending for some better offer than other credit cards based in dollars. If you're thinking about the Gemini card, yes, you're thinking about that a little bit, but what are you really betting on? You're betting on the fact that Bitcoin is going to basically double. And so, whatever you thought was 3% is actually 6% and maybe it's actually 10% and 20% years down the line. That's a Bitcoin denominated return. That's a Bitcoin denominated mindset. And I think more financial institutions can think about these as ways to lure consumers and customers to um normalize that as a way of thinking. And so I'm actually just very supportive of that initiative uh as as a retail consumer myself. And I think more Bitcoin treasury companies will be involved in the dialogue of offering these types of financial services to um push that narrative forward.

Anthony: Now these uh Bitcoin credit cards, my wife will always say, "Hey, those are dangerous." I joke I say, "Why?" She says cuz I had one at one point and she's like every time that you wanted to buy something you would just go swipe say yeah one day it'll be free

Jeff: I've actually done that math 4% Bitcoin will go up a lot time it'll be free at the end. No I have I have totally done this math. I've totally done this math. I actually told my wife we need to pay for our kids uh summer school uh summer camp using our credit card because in 30 years it'll be free.

Anthony: But I mean, but the crazy part is that uh one, there's no promise that it will actually happen, right? But even if it's 50% discount 30 years from now, right, that's pretty attractive. And so you start to think about uh a more long-term view, a kind of Bitcoin denominated view, I think it does change the way that people, you know, kind of look through um at these assets, right? Mhm. Absolutely.

Anthony: Um, last thing is you recently went to uh Jackson Hole and you were there for the salt conference. Anthony Scaramucci and the salt team do a fantastic job. Such a great job. Saw Scaramucci and Eric Trump. They were making up each other. They're friends Congratulations.

Jeff: Indeed. Indeed. Indeed.

Anthony: Um, what were your takeaways from uh from the conference?

Jeff: Oh man, that conference is perhaps my favorite uh of all the conferences. I went last year when it was their inaugural conference and it was so so amazing because Wyoming is special. Wyoming is really special because actually it is the most doubted undoubtedly pro crypto state in the country. And so you're able to bring in a lot of different constituents and have ready dialogue. You bring the industry people of course but you bring public policy thinkers, you bring regulators and actually the whole public private partnership starts to feel very alive in Wyoming. It's a really special energy and so last year it was tremendous. You have to also remember last year we had the great excitement with the Bitcoin ETFs. Um but Trump had not yet been elected. And so there was a lot of uh solidarity in us being present and wanting to fight for this moment. And so to go back again this year where we're actually now at a moment of celebrating the outcome with all of those uh constituents and stakeholders was a pretty remarkable thing. Um at the same time, I would say the energy was a little different. the energy was a little different because now that we are in the seat to drive the agenda, it's becoming more um important that we actually structure the agenda in which we actually drive results and you start to see that there can be chasms even amongst the industry stakeholders as to what they want to value and prioritize and pushing forward. Last year was not palpable because we were all in it together to get the mission in. This time I did sense a little bit of that chasm in the sense of urgency and priorization of what people might agree or disagree on things being really important between stable coin versus market structure versus private funds and the role of liquid crypto exposures versus uh venture capital. All of those things came uh more to light and I think what it highlighted for me personally was that crypto has always occupied between two extreme worldviews. On one hand, you have financial nihilism, right? But the other hand is incredible optimistic uh views on technology and those two things are both requiring a certain level of mental incongruence to actually find crypto to be the hybrid solution. And so a lot of the dialogues that I think we're now witnessing um and we will continue to see through in DC is a bridging of these gaps. Um so there's a lot of work to be done but it was also really exciting that we're finally talking about the substantive things that was long uh impossible.

Anthony: Um, did you change your mind on anything after the conference? Like you go there, you've got, you know, kind of your worldview, you've got your opinions about the industry, maybe things that will happen, won't happen. Hear a lot of smart people talking. Did you leave and change your mind? Anything?

Jeff: I think I was able to cement a view that I had that was still perhaps not totally confirmable, which is that uh crypto at large will still and always be driven by the people. Um institutions and regulations aside, they're of course important players, but the sense I got was that crypto will move way too quickly. it'll move way too fast for actually institutional participation and regulatory participation in the way that we're used to. I was thinking about this in the context of AI as well. Part of I think why AI gets caught up in the same conversation with crypto is because they both exhibit the same qualities. I broadly think about it with these four A's. AI is um asymmetric in the outcomes that it will deliver. It is also accelerating in the path to achieve that asymmetric outcome. It's also agnostic and that it's general purpose and it can be used for a lot of different things. And so it's actually kind of hard to contain what specifically rules and laws would AI be barred or promoted for using. And the fourth, it's autonomous. So by definition, it actually uh is not even going to be palpable to the human condition. And crypto is actually the exact same thing. It's asymmetric. It is accelerating. It is general purpose and agnostic. And I think there is a world in which we'll find autonomy uh in the in that context. And so that felt more clear to me this time at the conference than ever as we had the think tanks and the groups behind wanting to think about regulation and policy because I see the exciting kind of commercial opportunities ahead on the other side. And when you think about internet capital markets as a topic that people are discussing, the exuberance is also met with this realization that we're going to need a totally new regulatory framework that I think we're still very early uh to cross that Rubicon for.

Anthony: I uh I couldn't agree more. Um where can we send people to find you on the internet, follow you on uh X?

Jeff: So I'm on X. My handle is DGT100011 and I also write occasionally on my Substack as well, which the link is in my profile.

Anthony: Uh, DGT10 Okay. Where did that come from?

Jeff: So, DGT is an acronym for Delta Gamma trading. And DGT –

Anthony: First time I ever heard this.

Jeff: Yeah, DGT it's maybe it's a little bit of an inside joke with traders, but DGT is the way of expressing your P&L that is about risk-taking uh the day of trading. And of course, you have gamma, theta, row, etc., but those are less important. DGT is where the action happens. So that's incredible.

Anthony: Look at that little Easter egg right there on the Twitter handle. All right. Thank you so much for doing this.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com

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